                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
   [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

            For Period Ended:      SEPTEMBER 30, 2003
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            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

            For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

SureBeam Corporation
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Full Name of Registrant


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Former Name if Applicable

9276 Scranton Road, Suite 600
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Address of Principal Executive Office (Street and Number)

San Diego, California 92121
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 because the Company has not completed preparation of its financial statements and has not engaged an independent auditor to review its Form 10-Q. The Company intends to file its Forms 10-Q for the quarters ended June 30, 2003 and September 30, 2003 upon engagement of an independent auditor and review of such Forms 10-Q by the auditor.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              David Rane                     858               795-6300
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               (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [ ] Yes          [X] No

     The Company has not filed its Form 10-Q for the quarter ended June 30, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes          [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     A reasonable estimate of the results cannot be made at this time because the Company has not completed preparation of its financial statements.

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     SureBeam Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2003               By:  /s/ David A. Rane
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                                         Executive Vice President
                                         and Chief Financial Officer